UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC FILE NUMBER 001-41092

CUSIP NUMBER 317970101

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Firefly Neuroscience, Inc.
Full Name of Registrant

WaveDancer, Inc. and Information Analysis Incorporated
Former Name if Applicable

1100 Military Road
Address of Principal Executive Office (Street and Number)

Kenmore, NY 14217
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Firefly Neuroscience, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense, as it requires additional time to gather necessary information for the preparation of such Annual Report. The Company currently expects to file the Annual Report within the extension period of fifteen calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Greg Lipschitz	(888)	237-6412
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All financial numbers presented below represent unaudited financial information.

The Company anticipates that the financial statements to be included in the subject report will reflect revenue of approximately $108,000 for the fiscal year ended December 31, 2024, a decrease of $390,000, or 76%, from approximately $498,000 for the year ended December 31, 2023. This anticipated change was primarily due to the recognition of deferred revenue in 2023 relating to outstanding contracts, as the related contractual obligations were deemed fulfilled during that period. As a result, there was a significant reduction in revenue recognized in 2024.

The Company anticipates that the financial statements to be included in the subject report will reflect research and development expenses of approximately $1,954,000 for the year ended December 31, 2024, an increase of $1,213,000, or 164%, from approximately $741,000 for the year ended December 31, 2023. The anticipated change was primarily due to the vesting of outstanding management options in connection with the consummation of the reverse merger transaction with WaveDancer, Inc. (the “Merger”) representing 47% of the increase and a further 26% due to additional internal resources being brought on in 2024.

The Company anticipates that the financial statements to be included in the subject report will reflect selling and marketing expenses of approximately $1,201,000 for the year ended December 31, 2024, an increase of $562,000, or 88% from approximately $639,000 for the year ended December 31, 2023. The anticipated change was primarily due to three main drivers; (i) the vesting of management options in connection with the consummation of the Merger representing 13% of the increase, (ii) additional internal resources in 2024 as compared to 2023 representing 7% of the increase, (iii) professional marketing services and related to brand image, brand awareness and the generation of marketing materials representing 59% of the increase.

The Company anticipates that the financial statements to be included in the subject report will reflect general and administration expenses of approximately $6,133,000 for the year ended December 31, 2024, an increase of $3,937,000, or 179% from approximately $2,196,000 for the year ended December 31, 2023. The primary increase was due to five main drivers being; (i) the vesting of management options and other compensation in connection with the consummation of the Merger representing 25% of the increase, (ii) costs related to the vesting of certain warrants in connection with the consummation of the Merger representing 15% of the increase and as such, there is a one-time expense catch-up required, (iii) legal fees related to the consummation of the Merger representing 19% of the increase and as such a one-time expense, (iv) accounting and audit fees related to the reviewed and audited financial statements and notes thereto for the year ended December 31, 2024 and the years ended December 31, 2023 representing 11% of the increase and (v) other ongoing costs related to being a public company following the consummation of the Merger, including but not limited to the purchase of D&O insurance and the implementation of an investor relations program representing 11% of the increase.

The Company anticipates that the financial statements to be included in the subject report will reflect impairment expenses of approximately $874,000 for the year ended December 31, 2024, as compared to $nil for the year ended December 31, 2023 due to one of the capitalized upgrades no longer being expected to be utilized as a result in a change in management and subsequent direction. Consequently, the upgrade was deemed fully impaired, resulting in the Company recording an impairment charge of $874,000. The anticipated change was primarily due to an agreement settlement occurring in 2023 representing 52% of the increase, interest and penalties related to late filing of historical taxes each representing approximately 20% of the increase, and the change in the derivate fair value which relates to 18% of the increase.

Forward-Looking Statements

This Form 12b-25 and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, these statements can be identified because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of date on which they are made and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the Company or other matters, and attributable to the Company or any person acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements, except as required by law.

Firefly Neuroscience, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 1, 2025	By:	/s/ Greg Lipschitz
Greg Lipschitz Chief Executive Officer

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